

UTIX LTD

FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2025
WITH INDEPENDENT AUDITOR's REVIEW REPORT

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INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF UTIX LTD

We have reviewed the accompanying financial statements of **UTIX LTD** (the "Company"), which comprise the Statement of Financial Position as of December 31, 2025, and the related statement of operations, statement of changes in equity and retained earnings, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Auditor's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

AZM CONSULTANTS

Atta Ullah Shah
ACPA M#: 1292
AZM Consultants

CPA
Certified Public Accountant
Atta Ullah Shah
Mem#: 1292

Atta Ullah Shah
Director AZM Consultants

Licensed Certified Public Accountant	License #: M-1292
Member Institute of Public Accountant Australia	License #: 345208
Member Institute of Financial Accountant UK	License #: IPA345208
Certified Internal Controls Auditor USA	License #: 24039676
Certified Forensic & Audit Analyst USA	License #: 2403504

April 22, 2026

UTIX LTD
Statement of Financial Position
As of December 31, 2025

	NOTE	Dec 31, 2025	Dec 31, 2024
		---In US Dollars----	
ASSETS			
Current Assets:			
Cash in bank		3,407	5,814
Accounts Receivable		643	597
Receivable from UTIX Inc.		29,054	-
VAT Receivable		47,298	42,426
Total Current Assets		**80,401**	**48,837**
Non-Current Assets:			
Property, Plant and Equipment's		-	-
Total Non-Current Assets		**-**	**-**
TOTAL ASSETS		**80,401**	**48,837**
EQUITY AND LIABILITIES			
Current Liabilities:			
Accrued Liabilities		99,983	48,296
Convertible Notes/Bonds - Related Parties		88,520	281,624
Notes Payable - Related Parties		19,396	92,787
Total Current Liabilities		**207,899**	**422,707**
Non-Current Liabilities:			
Liquidity Pool Obligation		10,454	9,712
Loan from Carbon Capital Fund		309,029	-
Commitment and Contingencies	4	-	-
Total Liabilities		**527,383**	**432,419**
Members Equity			
Capital Contribution		6,490	3,153
Retained Earnings		(453,471)	(386,735)
Total Capital and Equity		**(446,981)**	**(383,582)**
TOTAL EQUITY AND LIABILITIES		**80,401**	**48,837**

The annexed notes from 1 to 7 form an integral part of these account.

UTIX LTD

Statement of Operations

For the year ended December 31, 2025

	NOTE	Dec 31, 2025	Dec 31, 2024
		---In US Dollars----	
Revenue		8,900	8,976
Less: Cost of Services		9,383	-
Gross Profit		**(483)**	**8,976**
Operating Expenses		31,332	215,271
Taxes		-	-
Other Income		-	5,309
Net Profit/(Loss)		**(31,815)**	**(200,986)**

The annexed notes from 1 to 7 form an integral part of these account.

UTIX LTD
Statement of Changes in Equity & Retained Earnings
As of December 31, 2025

	No. of Shares	Capital Contribution	Retained Earnings	Total Equity
		--------------------In US Dollars--------------------		
Opening Balance as on Jan 01, 2024	100	3,153	(185,749)	(182,596)
Net Profit/(loss)		-	(200,986)	(200,986)
Contributions/(Drawing) during the year	-	-	-	-
Balance at December 31, 2024	100	3,153	(386,735)	(383,582)
Net Profit/(loss)		-	(31,815)	(31,815)
Contributions during the year	-	13,471		13,471
(Drawing) during the year		(10,135)	(34,921)	(45,056)
Balance at December 31, 2025	100	6,490	(453,471)	(446,981)

The annexed notes from 1 to 7 form an integral part of these account.

UTIX LTD
Statement of Cash Flows
For the year ended December 31, 2025

	Dec 31, 2025	Dec 31, 2024
	------In US Dollars------	
Cash Flows from Operating Activities		
Net profit	(31,815)	(200,986)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Changes in current assets	(33,971)	422
Changes in current liabilities	51,687	(23,835)
Net Cash Used in Operating Activities	(14,098)	(224,399)
Cash Flows from Investing Activities		
Liquidity Pool	742	9,712
Cash Used in Investing Activities	742	9,712
Cash Flows from Financing Activities		
Increase/Decrease in Contribution	(31,585)	-
Increase in financing	309,029	
(Repayments of) Bonds Payable - Related Parties	(193,104)	263,952
(Repayments of) Loans Payable - Related Parties	(73,391)	(49,518)
Net Cash Provided by Financing Activities	10,949	214,434
Net change in cash in bank	(2,407)	(255)
Cash in bank at beginning of year	5,814	6,069
Cash in bank at end of year	**3,407**	**5,814**

The annexed notes from 1 to 7 form an integral part of these account.

UTIX LTD
Notes to the Financial Statement
For the year ended December 31, 2025

NOTE 1: NATURE OF OPERATIONS

UTIX LTD ("the Company") is a private limited company incorporated in the United Kingdom on December 30, 2020. The Company forms part of the broader UTIX Group and is engaged in delivering secure, transparent, and decentralized solutions designed to modernize ticket sales and event access within the United States market.

The Company's primary focus is the provision of cost-efficient, fraud-resistant ticketing infrastructure for event organizers and consumers, leveraging proprietary smart-contract technology alongside robust regulatory compliance across all applicable operating jurisdictions.

The Company consolidates the financial results of UTIX Malta Limited, a company incorporated in Malta and originally established to operate under the Malta Financial Services Authority's Virtual Financial Assets regulatory framework, and UTIX Ticketing PLC, an Company incorporated in England and Wales in connection with a proposed bond offering through the London Stock Exchange.

NOTE 2: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These financial statements (the "financial statements") are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Company's fiscal year end is December 31.

Functional and presentation currency

These financial statements are presented in United States dollars, however the functional currencies of the Company's foreign operations are their respective local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with applicable foreign currency translation requirements.

Going Concern

These financial statements have been prepared on a going concern and historical cost basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses since inception, has experienced negative working capital, and has generated negative cash flows from operating activities. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Management intends to finance future operations through a combination of proceeds from a planned crowdfunding campaign and revenues generated from operating activities. The Company's ability to continue as a going concern is dependent upon its ability to successfully generate sufficient revenues and/or obtain adequate financing to meet its obligations as they fall due and to achieve sustainable profitable operations.

Management has prepared cash flow forecasts and evaluated available financing options and believes that these plans will enable the Company to meet its anticipated liquidity requirements. However, there assurance cannot be determine. These financial statements do not include any adjustments that would be necessary if the Company were unable to

Basis of Consolidation

The consolidated financial statements of the Company include the financial results of its wholly owned subsidiaries, UTIX Malta Limited, a company incorporated in Malta, and UTIX Ticketing PLC, an entity incorporated in England and Wales. All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

UTIX LTD
Notes to the Financial Statement
For the year ended December 31, 2025

Property and Equipment

Property and equipment, if any is to be measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Advertising Expense

Advertising expenses are recorded as and when incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

The Company earns revenue from ticketing transaction fees charged to event organizers for events conducted through its blockchain-based platform. Revenue is recognized at the point in time when a ticket is successfully processed and issued to the customer, which represents satisfaction of the performance obligation.

Fees are generally collected from end-users at the time of purchase, with remittance to event organizers occurring after event completion, net of the Company's service fees. Revenue is recorded net of any refunds or cancellations, which are typically immaterial. The Company does not provide significant financing arrangements and no material variable consideration exists in these transactions.

The Company acts as the principal in providing ticketing services through its proprietary platform and therefore recognizes the full service fee as revenue. At the reporting date, there were no deferred revenue balances or unsatisfied performance obligations.

Liquidity Pool Obligation

As of December 31, 2025, the Company recognized a liability arising from its participation in decentralized liquidity pools on the Solana blockchain, primarily through the Jupiter exchange. The Company contributed digital assets to these liquidity pools to facilitate trading liquidity and support price stability of its native token.

The amounts deployed in liquidity pools are considered restricted and are not available for general corporate use. Any withdrawal of these assets would materially affect market functioning and liquidity across trading venues. Accordingly, the related position is presented as a liability and excluded from the Company's available liquid assets.

This obligation arises from the Company's operational requirement to maintain liquidity within decentralized markets and does not constitute a legal debt or contractual borrowing arrangement.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Bad debts and provision for doubtful debts

There is no Bad Debts recorded at the date of balance sheet of the Company accordingly no provision is recognized in these financial statements.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Company or not.

UTIX LTD
Notes to the Financial Statement
For the year ended December 31, 2025

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Recent Accounting Pronouncements

The accounting policies applied are consistent with those of the previous financial year except for the adoption as from January 1, 2023, of IFRS 17 Insurance contracts (IFRS 17).

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: RELATED PARTY TRANSACTIONS

Related party transaction includes;

1. Convertible Notes/Bonds - Related Parties

Bond Payable - UTIX Bondholders	79,470
Director Loan Account - Max Mayhew	875
Loan	8,176
	88,520

2. Notes Payable - Related Parties

Loan from Shareholder – John Clark	**19,396**

3. Receivable from UTIX Inc.

	29,054

NOTE 4: COMMITMENT AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2025, the Company has not reported any lawsuit or known plans of litigation by or against the Company and there is no contingent liability against the Company at the date of balance sheet.

NOTE 5: SUBSEQUENT EVENTS

Management's Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

NOTE 6: EQUITY

As of December 31, 2025, the Company is incorporated as a private limited company under the laws of the United Kingdom with issued and outstanding ordinary shares. In accordance with its articles of association, the liability of shareholders is limited to any unpaid amount, if applicable, on their issued shares.

The Company has 100 ordinary shares issued and outstanding at each reporting date. No preferred, redeemable, or other classes of share capital have been authorized or issued.

All issued shares are held by the Company's directors, who also serve as its shareholders. No external investors or third-party shareholder agreements were in place as of the reporting date.

NOTE 7: GENERAL

These financial statements have been presented in the US dollar for the presentation purpose, however the functional currencies of the Company's foreign operations are their respective local currencies. which have been translated into U.S. dollars in accordance with applicable foreign currency translation requirements.